SandRidge Mississippian Trust II

October 11, 2013

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             SandRidge Mississippian Trust II

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

Response Letter Dated August 21, 2013

File No. 001-35508

Dear Mr. Skinner:

SandRidge Mississippian Trust II (the “Trust”) hereby submits this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 17, 2013 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2012 filed by the Trust with the Commission on March 15, 2013 (the “Form 10-K”) and the response letter filed by the Trust with the Commission on August 21, 2013.

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page F-6

Note 9 Supplemental Information on Oil and Natural Gas Producing Activities, page F-13

Oil and Natural Gas Reserve Quantities (Unaudited), page F-15

1.             We acknowledge your response to comment 4 in our letter dated July 30, 2013 with respect to expanding the disclosure on page F-16 relating to the 2012 revisions of previous estimates. Based on the information presented on page F-16, it appears the Trust recognized significant reductions in the December 31, 2011 proved oil and natural gas amounting to 6,430.0 MBbls or approximately 53% of the oil reserves and 12,337.6 MMcf or approximately 15% of the natural gas reserves “due to pricing and well performance as additional information was obtained through the continued horizontal development of and production from the Mississippian formation during the period.” In light of the requirement for your estimates of proved reserves to be reasonably certain, we re-issue prior comment 4 in part and ask that you please explain to us the proportion of the total change in your 2012 oil and natural gas reserves attributable to well performance and additional information obtained through the continued horizontal development of the Mississippian formation and the nature of the well performance and drilling related issues.

Response

Substantially all of the net reduction in the Trust’s December 31, 2011 oil reserves was attributable to performance revisions for wells that were producing at December 31, 2011 (2,932 MBbls) or changes in the Trust’s type curve for locations that were undrilled as of December 31, 2011 (2,307 MBbls), some of which were drilled during 2012.  Additionally, 1,191 MBbls of proved undeveloped oil reserves were removed from the Trust’s reserve report at the end of 2012 as locations previously associated with such reserves were replaced by probable locations that were converted to proved developed during 2012.  Such conversions resulted in the Trust adding 2,185 MBbls as “Extensions.” Of the net reduction in the Trust’s December 31, 2011 natural gas reserves of 12,338 MMcf, nearly half, or 5,707 MMcf, of the reduction was pricing related where, under a new natural gas processing contract, natural gas liquids are now extracted from the natural gas stream and separately accounted for and marketed.  Natural gas liquids formerly were included in the marketed natural gas stream, which resulted in such production being sold at a higher price per Mcf at that time.  Increased natural gas liquids reserves reflecting this new contract are shown in Note 9.  Additional changes to December 31, 2011 natural gas reserves include 5,215 MMcf of positive performance revisions for wells producing at December 31, 2011 offset by a reduction of 5,980 MMcf for changes to the Trust’s type curve for locations that were undrilled as December 31, 2011. Additionally, 5,866 MMcf of proved undeveloped gas reserves were removed from the Trust’s reserve report at the end of 2012 as locations previously associated with such reserves were replaced by probable locations that were converted to proved developed during 2012.  Such conversions resulted in the Trust adding 20,423 MMcf as “Extensions.”

When royalty interests were initially conveyed to the Trust (effective January 1, 2012), the type curve for the Trust’s area of mutual interest (the “AMI”), as well as the entire play being developed by SandRidge Energy, Inc., was based on an analysis of 145 horizontal Mississippian wells and the production decline characteristics of over 1,200 vertical wells with more than 30 years of performance history.  During 2012 a significant increase in drilling activity occurred across the play and within the AMI.  By the end of 2012, performance of the initial 145 wells and wells drilled in 2012 had indicated a higher degree of variability for both oil and gas due to geographic and stratigraphic reservoir heterogeneities and the use of various artificial lift strategies.  In light of the additional data made available to the Trust during 2012, the Trust determined, consistent with the analysis of its third party engineers, that it was appropriate to make performance revisions for wells drilled in 2011 and to update its type curve for locations that were undeveloped as of December 31, 2011.

In response to your request, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please contact the undersigned at 512-236-6555 or Michael Ulrich at 512-236-6599.

Very truly yours,

SandRidge Mississippian Trust II

By:	The Bank of New York Mellon Trust Company, N.A., as trustee

	By:	/s/ Sarah Newell

	Name:	Sarah Newell

	Title:	Vice President